UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

29 November 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains
Invitation - TNT Analysts Meeting, 25 November 2005

25 November 2005

Invitation - TNT Analysts Meeting

On behalf of the Board of Management, we invite you to an Analysts Meeting on Tuesday 6 December at the Beurs van Berlage in Amsterdam.

Registration commences at 10.00 am. The event starts at 11.30 am and finishes at 2.30 pm. There will be a presentation by management followed by a questions and answers session. Refreshments will be available both before and after the event.

The Beurs van Berlage is situated on the Damrak, a 5 minute walk from Amsterdam Central railway station. See map attached. There is a regular train service from Schiphol airport, which takes 20 minutes to Amsterdam Central. Further rail details may be found at www.ns.nl.

For overnight accommodation on 5 December, we have arranged a discounted rate at the Grand Hotel Krasnapolski, which very close to the venue. Further details of the hotel may be found at http://tinyurl.com/8tqxq.

REGISTRATION FORM

_____________________________________________________________

PLEASE COMPLETE AND RETURN BY 30 NOVEMBER 2005

FAX NUMBER: +31 (0)20 500 7515 OR EMAIL: kathryn.campbell@tnt.com

TNT ANALYSTS MEETING 6 DECEMBER 2005

First Name:

Last Name:

Company:

Phone:

Fax number:

Email:

Yes - I will attend

Yes - I will require accommodation

No - I will not attend

No - I will not require accommodation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 29 November 2005